UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005.

Commission File Number: 001-31221

Total number of pages: 25

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Semi-Annual Report filed on December 1, 2005 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Securities and Exchange Law of Japan

On December 1, 2005, the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, semi-annual consolidated financial statements for the six months ended September 30, 2005 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The material contents of the report, other than the semi-annual consolidated financial statements, have already been reported by the registrant in its press release dated October 28, 2005, a copy of which was submitted under cover of Form 6-K on November 1, 2005 by the registrant.

Attached is an English translation of the registrant’s semi-annual consolidated financial statements for the six months ended September 30, 2005 prepared in accordance with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 1, 2005	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2005 and 2004 and MARCH 31, 2005

		Millions of yen
		(UNAUDITED) September 30,				March 31,
		2005		2004		2005
Classification	Note	Amount	%	Amount	%	Amount	%
ASSETS
I Current assets:
1 Cash and cash equivalents		¥693,503		¥480,286		¥769,952
2 Short-term investments		300,010		—		250,017
3 Accounts receivable, net		586,819		586,072		612,397
4 Inventories		156,352		127,063		156,426
5 Deferred tax assets		91,288		86,932		145,395
6 Tax refunds receivable		—		—		92,869
7 Prepaid expenses and other current assets		111,942		126,502		114,638

Total current assets		1,939,914	31.7	1,406,855	23.8	2,141,694	34.9

II Property, plant and equipment:
1 Wireless telecommunications equipment		4,556,618		4,301,597		4,392,477
2 Buildings and structures		705,347		676,674		696,002
3 Tools, furniture and fixtures		598,395		588,016		589,302
4 Land		196,827		194,493		196,062
5 Construction in progress		180,162		173,280		103,648

Sub-total		6,237,349		5,934,060		5,977,491
Accumulated depreciation		(3,495,061)		(3,171,134)		(3,295,062)

Total property, plant and equipment, net		2,742,288	44.8	2,762,926	46.8	2,682,429	43.7

III Non-current investments and other assets:
1 Investments in affiliates	4	146,541		318,663		48,040
2 Marketable securities and other investments	5	224,035		54,715		243,062
3 Intangible assets, net	6	534,289		524,141		535,795
4 Goodwill		140,348		133,354		140,097
5 Other assets	7, 11	215,530		162,888		164,323
6 Deferred tax assets		177,325		543,380		181,081

Total non-current investments and other assets		1,438,068	23.5	1,737,141	29.4	1,312,398	21.4

Total assets		¥6,120,270	100.0	¥5,906,922	100.0	¥6,136,521	100.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
I Current liabilities:
1 Current portion of long-term debt	11	¥276,785		¥22,145		¥150,304
2 Accounts payable, trade		559,318		583,084		706,088
3 Accrued payroll		38,221		38,909		41,851
4 Accrued interest		1,617		1,735		1,510
5 Accrued taxes on income		151,783		195,825		57,443
6 Other current liabilities	11	153,359		162,814		136,901

Total current liabilities		1,181,083	19.3	1,004,512	17.0	1,094,097	17.8

II Long-term liabilities:
1 Long-term debt	11	655,008		941,447		798,219
2 Employee benefits		142,809		139,222		138,674
3 Other long-term liabilities	11	192,237		170,893		197,478

Total long-term liabilities		990,054	16.2	1,251,562	21.2	1,134,371	18.5

Total liabilities		2,171,137	35.5	2,256,074	38.2	2,228,468	36.3

III Minority interests in consolidated subsidiaries		949	0.0	89	0.0	121	0.0

IV Commitments and contingencies	10
V Shareholders’ equity:	8
1 Common stock		949,680		949,680		949,680
2 Additional paid-in capital		1,311,013		1,311,013		1,311,013
3 Retained earnings		2,439,410		2,046,141		2,100,407
4 Accumulated other comprehensive income	5, 11	34,936		81,514		57,609
5 Treasury stock, at cost		(786,855)		(737,589)		(510,777)

Total shareholders’ equity		3,948,184	64.5	3,650,759	61.8	3,907,932	63.7

Total liabilities and shareholders’ equity		¥6,120,270	100.0	¥5,906,922	100.0	¥6,136,521	100.0

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

SIX MONTHS ENDED SEPTEMBER 30, 2005 and 2004

and YEAR ENDED MARCH 31, 2005

		Millions of yen
		(UNAUDITED) Six months ended September 30,				Year ended March 31,
		2005		2004		2005
Classification	Note	Amount	%	Amount	%	Amount	%
I Operating revenues:
1 Wireless services		¥2,150,988		¥2,163,820		¥4,296,537
2 Equipment sales		222,467		288,133		548,073

Total operating revenues		2,373,455	100.0	2,451,953	100.0	4,844,610	100.0

II Operating expenses:
1 Cost of services (exclusive of items shown separately below)		345,259		335,124		740,423
2 Cost of equipment sold (exclusive of items shown separately below)		511,518		555,611		1,122,443
3 Depreciation and amortization	6	339,098		340,306		735,423
4 Impairment loss	3	432		—		60,399
5 Selling, general and administrative		618,780		675,480		1,401,756

Total operating expenses		1,815,087	76.5	1,906,521	77.8	4,060,444	83.8

Operating income		558,368	23.5	545,432	22.2	784,166	16.2

III Other income (expense):
1 Interest expense	11	(4,338)		(4,231)		(9,858)
2 Interest income		3,399		413		1,957
3 Gain on sale of affiliate shares	4,11	61,962		—		501,781
4 Other, net	11	13,699		3,551		10,175

Total other income (expense)		74,722	3.2	(267)	(0.0)	504,055	10.4

Income before income taxes, equity in net losses of affiliates and minority interests in consolidated subsidiaries		633,090	26.7	545,165	22.2	1,288,221	26.6
Income taxes:
1 Current		169,341		195,718		192,124
2 Deferred		77,379		14,195		335,587

Total income taxes		246,720	10.4	209,913	8.5	527,711	10.9

Income before equity in net losses of affiliates and minority interests in consolidated subsidiaries		386,370	16.3	335,252	13.7	760,510	15.7
Equity in net losses of affiliates	4	(1,097)	(0.1)	(35)	(0.0)	(12,886)	(0.3)
Minority interests in consolidated subsidiaries		3	0.0	(28)	(0.0)	(60)	(0.0)

Net Income		¥385,276	16.2	¥335,189	13.7	¥747,564	15.4

Other comprehensive income (loss):
1 Unrealized holding (losses) gains on available-for-sale securities	5	(2,389)		(213)		9,220
2 Net revaluation of financial instruments	11	153		30		(367)
3 Foreign currency translation adjustment	11	(20,589)		516		(32,670)
4 Minimum pension liability adjustment		152		(174)		71

Comprehensive income		¥362,603	15.3	¥335,348	13.7	¥723,818	14.9

Per share data:
Weighted average common shares outstanding – basic and diluted (shares)		45,932,905		48,268,442		47,401,154

Basic and diluted earnings per share (Yen)		¥8,387.80		¥6,944.27		¥15,771.01

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED SEPTEMBER 30, 2005 and 2004

and YEAR ENDED MARCH 31, 2005

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2005	2004	2005
Classification	Note	Amount	Amount	Amount
I Common stock:
1 At beginning of period		¥949,680	¥949,680	¥949,680

At end of period		949,680	949,680	949,680

II Additional paid-in capital:
1 At beginning of period		1,311,013	1,311,013	1,311,013

At end of period		1,311,013	1,311,013	1,311,013

III Retained earnings:
1 At beginning of period		2,100,407	1,759,548	1,759,548
2 Cash dividends		(46,273)	(48,596)	(95,334)
3 Retirement of treasury stock		—	—	(311,371)
4 Net income		385,276	335,189	747,564

At end of period		2,439,410	2,046,141	2,100,407

IV Accumulated other comprehensive income:
1 At beginning of period		57,609	81,355	81,355
2 Unrealized holding (losses) gains on available-for-sale securities		(2,389)	(213)	9,220
3 Net revaluation of financial instruments		153	30	(367)
4 Foreign currency translation adjustment		(20,589)	516	(32,670)
5 Minimum pension liability adjustment		152	(174)	71

At end of period		34,936	81,514	57,609

V Treasury stock, at cost:
1 At beginning of period		(510,777)	(396,901)	(396,901)
2 Purchase of treasury stock	8	(276,078)	(340,688)	(425,247)
3 Retirement of treasury stock		—	—	311,371

At end of period		(786,855)	(737,589)	(510,777)

Total shareholders’ equity		¥3,948,184	¥3,650,759	¥3,907,932

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED SEPTEMBER 30, 2005 and 2004

and YEAR ENDED MARCH 31, 2005

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2005	2004	2005
Classification	Note	Amount	Amount	Amount
I Cash flows from operating activities:
1 Net income		¥385,276	¥335,189	¥747,564
2 Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization		339,098	340,306	735,423
(2) Impairment loss		432	—	60,399
(3) Deferred taxes		77,722	13,357	334,095
(4) Loss on sale or disposal of property, plant and equipment		7,600	11,486	45,673
(5) Gain on sale of affiliate shares		(61,962)	—	(501,781)
(6) Equity in net losses of affiliates		754	873	14,378
(7) Minority interests in consolidated subsidiaries		(3)	28	60
(8) Changes in current assets and liabilities:
Decrease in accounts receivable, trade		27,656	31,756	8,731
Decrease in allowance for doubtful accounts		(2,078)	(1,697)	(4,641)
Decrease (increase) in inventories		74	206	(29,157)
Decrease (increase) tax refunds receivable		92,869	—	(92,869)
(Decrease) increase in accounts payable, trade		(135,733)	(40,887)	89,464
Increase (decrease) in accrued taxes on income		94,340	(122,186)	(260,585)
Increase in other current liabilities		16,530	21,972	12,531
Increase in liability for employee benefits		4,135	5,268	4,720
Other, net		12,229	(22,892)	17,580

Net cash provided by operating activities		858,939	572,779	1,181,585

II Cash flows from investing activities:
1 Purchases of property, plant and equipment		(329,192)	(365,136)	(668,413)
2 Purchases of intangible and other assets		(91,224)	(108,545)	(242,668)
3 Purchases of non-current investments		(103,344)	(1,179)	(176,017)
4 Proceeds from sale of non-current investments		24,064	26,355	725,905
5 Purchases of short-term investments		(250,000)	—	(361,297)
6 Redemption of short-term investments		200,000	—	111,521
7 Loan advances		—	(113)	(580)
8 Collection of loan advances		228	39,848	40,015
9 Long-term bailment for consumption to a related party		(50,000)	—	—
10 Other, net		757	402	(6,795)

Net cash used in investing activities		(598,711)	(408,368)	(578,329)

III Cash flows from financing activities:
1 Repayment of long-term debt		(15,842)	(130,349)	(146,709)
2 Proceeds from short-term borrowings		19,500	46,000	87,500
3 Repayment of short-term borrowings		(19,500)	(46,000)	(87,500)
4 Principal payments under capital lease obligations		(2,340)	(2,476)	(4,748)
5 Payments to acquire treasury stock		(276,078)	(340,688)	(425,247)
6 Dividends paid		(46,273)	(48,596)	(95,334)
7 Other, net		(1)	(1)	(1)

Net cash used in financing activities		(340,534)	(522,110)	(672,039)

IV Effect of exchange rate changes on cash and cash equivalents		3,857	(45)	705

V Net decrease in cash and cash equivalents		(76,449)	(357,744)	(68,078)
VI Cash and cash equivalents at beginning of period		769,952	838,030	838,030

VII Cash and cash equivalents at end of period		¥693,503	¥480,286	¥769,952

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds		¥93,103	¥7	¥7
Cash paid during the period for:
Interest		4,231	5,422	10,323
Income taxes		81,069	319,086	541,684
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment		—	16,711	16,711
Assets acquired through capital lease obligations		2,223	2,152	4,411
Retirement of treasury stock		—	—	311,371

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Pursuant to section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2005 and 2004 of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Since DoCoMo’s American Depositary Shares are publicly traded on the New York Stock Exchange, DoCoMo prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States of America.

2.	Summary of significant accounting and reporting policies:

(1)	Adoption of new accounting standards

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, DoCoMo adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations–an Interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have any impact on DoCoMo’s results of operations and financial position.

(2)	Significant accounting policies

Principles of consolidation —

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

DoCoMo adopts FASB revised Interpretation No. 46, “Consolidation of Variable Interest Entities –an Interpretation of Accounting Research Bulletin (“ARB”) No. 51” (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. At September 30, 2005 and 2004, and March 31, 2005, DoCoMo had no VIEs to be consolidated or disclosed.

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, other than temporary impairment of investments in affiliates, realization of deferred tax assets, pension liabilities and revenue recognition.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents —

DoCoMo considers cash in banks and short-term highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Short-term investments —

The highly liquid investments, which have original maturities of longer than three months at the date of purchase and remaining maturities of one year or less at the end of fiscal period, are considered to be short-term investments.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes interest cost incurred during construction, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets, with the exception of buildings, which are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

Depreciation expense for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005 was ¥253,662 million, ¥261,584 million and ¥571,955 million, respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately. DoCoMo accounts for legal obligations associated with the retirement of tangible long-lived assets in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations.” DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original states. DoCoMo estimates the fair values of the liabilities for an asset retirement obligation, and the aggregate amount of the fair values is immaterial.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitalized interest —

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥5,181 million, of which ¥950 million was capitalized during the six months ended September 30, 2004. There were no interests capitalized for the six months ended September 30, 2005 and the year ended March 31, 2005.

Investments in affiliates —

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo records its share of income or losses of such investees on a three month lag basis in its consolidated statements of income and comprehensive income.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DoCoMo utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities —

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase. DoCoMo periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in earnings.

Debt securities held by DoCoMo, which DoCoMo has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected in earnings. Held-to-maturity and available-for-sale debt securities, whose remaining maturities at the end of fiscal periods are one year or less, are recorded as short-term investments in the consolidated balance sheets.

DoCoMo did not hold any trading securities during the six months ended September 30, 2005 and 2004 and the year ended March 31, 2005.

Goodwill and other intangible assets —

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, computer software acquired to be used in manufacture of handsets, customer related assets and rights to use certain telecommunications assets of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, DoCoMo does not amortize either goodwill, including embedded goodwill created through the acquisition of investments accounted for under the equity method, or intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, but instead, (1) goodwill, excluding goodwill related to equity method investments, and (2) intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, computer software acquired to be used in manufacture of handsets, customer related assets and rights to use telecommunications facilities of wireline are amortized over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Computer software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily Nippon Telegraph and Telephone Corporation (“NTT”), are being amortized over 20 years.

Impairment of long-lived assets —

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Information relating to goodwill is disclosed in “Goodwill and other intangible assets”.

Hedging activities —

DoCoMo uses derivative financial instruments, including interest rate swap, foreign currency swap and foreign exchange forward contracts, and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either cash flows which offset the cash flows related to the underlying position in respect of amount and timing or transaction gains and losses which offset transaction gains and losses of the hedged item. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

DoCoMo accounts for derivative instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income (loss) or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity. DoCoMo discontinues hedge accounting prospectively when DoCoMo determines that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DoCoMo decides to discontinue the hedging relationship.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee benefit plans —

Pension benefits earned during the period, as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in benefit plans are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

DoCoMo primarily generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipments, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service charges, airtime charges and fees for activation.

Base monthly service charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. DoCoMo has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently deducts and defers all amounts allocated to unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as the allowances expire.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with EITF Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Selling, general and administrative expenses —

Selling, general and administrative expenses primarily include commissions paid to agents, expenses associated with DoCoMo’s customer loyalty programs, advertising costs, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents represent the largest portion of selling, general and administrative expenses.

Income taxes —

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share —

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at September 30, 2005 and 2004 and March 31, 2005, and therefore there is no difference between basic and diluted earnings per share.

Foreign currency translation —

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate period-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables of DoCoMo are translated at appropriate period-end current rates and the resulting translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other, net” of other income (expense) in the accompanying statements of income and comprehensive income.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Reclassifications —

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2005.

3.	Impairment of long-lived assets:

Impairment of PHS business assets —

As a result of the revised business outlook for its PHS business, DoCoMo evaluated the recoverability of the long-lived assets, including property, plant and equipment and rights to use telecommunications facilities of wireline carriers in accordance with SFAS No. 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, DoCoMo used future discounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because DoCoMo estimated that future cash flows from the PHS business would be negative, DoCoMo wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in a non-cash impairment loss of ¥60,399 million for the year ended March 31, 2005. DoCoMo also wrote-down the entire carrying value of long-lived assets related to the PHS business which DoCoMo acquired during the six months ended September 30, 2005. Therefore, DoCoMo recognized an impairment loss of long-lived assets of ¥432 million for the six months ended September 30, 2005. The impairment loss is recorded in “Impairment loss” in the consolidated statements of income and comprehensive income.

4.	Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of September 30, 2005:

Ownership Percentage
Company name	September 30, 2005
Hutchison Telephone Company Limited	24.10%
Hutchison 3G HK Holdings Limited	24.10%
Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”)	34.00%

Hutchison 3G UK Holdings Limited —

On May 27, 2004, DoCoMo agreed to sell its entire shareholding in Hutchison H3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. Under the terms of the agreement, DoCoMo was to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that is being listed on the Stock Exchange of Hong Kong since October 15, 2004. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As DoCoMo no longer had the ability to exercise significant influence over H3G UK, DoCoMo ceased to account for its investment in H3G UK using the equity method.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended March 31, 2005, DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares is completed.

On May 9, 2005, DoCoMo received a notice from HWL that HWL intends to exercise its right to accelerate completion of the payment on June 23, 2005. As a result of the transaction, DoCoMo will record a gain on sale of affiliate shares of ¥61,962 million, including reclassification of foreign currency translation of ¥38,174 million, for the six months ended September 30, 2005.

Sumitomo Mitsui Card —

DoCoMo entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use the phones compatible with “Osaifu-Keitai*” service and DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million, including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, DoCoMo has accounted for its investment in Sumitomo Mitsui Card using the equity method.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

DoCoMo believes the estimated fair values of its investments in affiliates at September 30, 2005 equal or exceed the related carrying values.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2005 and 2004 and March 31, 2005 comprised the following:

	Millions of yen
	September 30,		March 31,
	2005	2004	2005
Marketable securities:
Available-for-sale	¥203,743	¥40,410	¥223,107
Held-to-maturity	—	—	7
Other investments	20,292	14,305	19,955

Total	¥224,035	¥54,715	¥243,069

Debt securities, which were classified as “short-term investments” of current assets because the maturities at the end of fiscal periods were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

Maturities of debt securities classified as held-to-maturity as of September 30, 2005 and 2004 and March 31, 2005 are as follows:

	Millions of yen
	September 30,				March 31,
	2005		2004		2005
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥—	¥—	¥—	¥—	¥7	¥7
Due after 1 year through 5 years	—	—	—	—	—	—
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥7	¥7

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of debt securities classified as available-for-sale as of September 30, 2005 and 2004 and March 31, 2005 are as follows:

	Millions of yen
	September 30,				March 31,
	2005		2004		2005
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥—	¥—	¥—	¥—	¥—	¥—
Due after 1 year through 5 years	150,295	150,295	—	—	150,565	150,565
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥150,295	¥150,295	¥—	¥—	¥150,565	¥150,565

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security as of September 30, 2005 and 2004 and March 31, 2005 are as follows:

	Millions of yen
	September 30, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,764	¥32,287	¥603	¥53,448
Debt securities	150,398	—	103	150,295
Held-to-maturity:
Debt securities	—	—	—	—

Millions of yen
September 30, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,473	¥19,265	¥328	¥40,410
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	March 31, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥37,782	¥35,087	¥327	¥72,542
Debt securities	150,509	56	—	150,565
Held-to-maturity:
Debt securities	7	0	—	7

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the six months ended September 30, 2005 and 2004 and the year ended March 31, 2005 are as follows:

	Millions of yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Proceeds	¥275	¥26,946	¥27,046
Gross realized gains	227	14	17
Gross realized losses	—	(1,118)	(1,118)

Other investments include long-term investments in various privately held companies. DoCoMo believes the estimated fair value of the investments at the end of the fiscal periods equal or exceed the carrying value. The aggregate carrying amount of DoCoMo’s cost method investments included in other investments totaled ¥16,512 million, ¥13,152 million and ¥15,954 million as of September 30, 2005 and 2004, and March 31, 2005, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Other intangible assets:

Other intangible assets —

The following table displays the intangible assets, all of which are subject to amortization, as of September 30, 2005 and 2004 and March 31, 2005.

	Millions of yen
	September 30, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥486,364	¥287,693	¥198,671
Internal-use software	704,041	451,147	252,894
Computer software acquired to be used in the manufacture of handsets	47,251	4,551	42,700
Customer related assets	50,949	24,767	26,182
Rights to use telecommunications facilities of wireline carriers	12,836	6,229	6,607
Other	9,202	1,967	7,235

	¥1,310,643	¥776,354	¥534,289

	Millions of yen
	September 30, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥426,603	¥243,612	¥182,991
Internal-use software	628,597	365,449	263,148
Computer software acquired to be used in the manufacture of handsets	9,653	—	9,653
Customer related assets	50,949	16,275	34,674
Rights to use telecommunications facilities of wireline carriers	48,266	20,746	27,520
Other	7,873	1,718	6,155

	¥1,171,941	¥647,800	¥524,141

	Millions of yen
	March 31, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥424,305	¥232,446	¥191,859
Internal-use software	669,047	405,716	263,331
Computer software acquired to be used in the manufacture of handsets	39,276	1,858	37,418
Customer related assets	50,949	20,521	30,428
Rights to use telecommunications facilities of wireline carriers	12,300	5,868	6,432
Other	8,084	1,757	6,327

	¥1,203,961	¥668,166	¥535,795

Amortization of intangible assets for the six months ended September 30, 2005 and 2004 and the year ended March 31, 2005 was ¥85,436 million, ¥78,722 million and ¥163,468 million, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Other assets:

Other assets as of September 30, 2005 and 2004 and March 31, 2005 are summarized as follows:

	Millions of yen
	September 30,		March 31,
	2005	2004	2005
Deposits	¥68,382	¥67,908	¥68,348
Deferred customer activation costs	76,781	75,294	75,096
Long-term bailment for consumption to a related party	50,000	—	—
Other	20,367	19,686	20,879

	¥215,530	¥162,888	¥164,323

During the six months ended September 30, 2005, DoCoMo has entered into a contract of bailment of cash for consumption with NTT Leasing Co., Ltd. (“NTT Leasing”), a related party of DoCoMo, and deposited ¥50,000 million for cash management purposes. As of September 30, 2005, NTT and its subsidiaries owned all voting interests in NTT Leasing and DoCoMo owned 4.2% voting interests in it.

8.	Share repurchase —

In May and June 2005, DoCoMo repurchased 102,383 shares of its common stock (0.21% of issued shares) for ¥16,916 million in the stock market. This repurchase was based on a stock repurchase plan, which was approved in the shareholders’ meeting held on June 18, 2004, under which DoCoMo could repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On June 21, 2005, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 2,200,000 shares at an aggregate amount not to exceed ¥400,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Based on this approval, DoCoMo repurchased 1,561,220 shares of its common stock (3.21% of issued shares) for ¥259,162 million through a tender offer in August 2005.

Also, DoCoMo regularly repurchases its fractional shares.

The class, aggregate number and price of shares repurchased for the six months ended September 30, 2005, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,663,605 shares (3.42 % of issued shares)
Aggregate price of shares repurchased:	¥276,078 million

Of the total shares repurchased during the six months ended September 30, 2005, 1,506,000 shares were purchased from NTT.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shareholders’ equity per share —

Shareholders’ equity per share as of September 30, 2005 and 2004 and March 31, 2005 was ¥88,507.23, ¥78,111.42 and ¥84,455.27, respectively.

9.	Segment reporting:

From a resource allocation perspective, DoCoMo views itself as having three primary business segments. The mobile phone business segment includes cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. As of April 30, 2005, DoCoMo ceased accepting new applications for PHS services. The miscellaneous business segment includes Quickcast (paging) services, sales of equipments related to Quickcast services, wireless LAN services and other miscellaneous services, which in the aggregate are not significant.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from DoCoMo’s management reports.

Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
Six months ended September 30, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,332,680	¥23,745	¥17,030	¥2,373,455
Operating expenses	1,773,533	24,776	16,778	1,815,087

Operating income (loss)	¥559,147	¥(1,031)	¥252	¥558,368

	Millions of yen
Six months ended September 30, 2004	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,409,209	¥33,198	¥9,546	¥2,451,953
Operating expenses	1,851,056	44,681	10,784	1,906,521

Operating income (loss)	¥558,153	¥(11,483)	¥(1,238)	¥545,432

	Millions of yen
Year ended March 31, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥4,755,815	¥63,095	¥25,700	¥4,844,610
Operating expenses	3,880,433	148,976	31,035	4,060,444

Operating income (loss)	¥875,382	¥(85,881)	¥(5,335)	¥784,166

Effective from the six months ended September 30, 2005, DoCoMo partly changed its segment configuration as follows. “Quickcast business,” which were presented separately in the past, have been reclassified to “Miscellaneous businesses,” and international services, which were previously classified as “Miscellaneous businesses,” have been reclassified to “Mobile phone business.” As a result of these reclassification, the segment results for the six months ended September 30, 2004 and for the year ended March 31, 2005 have been restated to conform to the presentation for the six months ended September 30, 2005.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

DoCoMo recognized the impairment loss on long-lived assets related to PHS business of ¥432 million and ¥60,399 million, which was recorded in operating expenses of PHS business segment, for the six months ended September 30, 2005 and the year ended March 31, 2005, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Commitments and contingencies:

Leases —

The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms at September 30, 2005 are as follows:

Millions of yen
September 30, 2005
Due within one year	¥1,931
Due after one year	24,138

Total minimum lease payments	¥26,069

Litigation —

At September 30, 2005, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

Guarantees —

DoCoMo adopted FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”

DoCoMo enters into agreements in the normal course of business that provide for guarantees of counterparties. These counterparties include customers, related parties and other business partners. While the most of guarantees provided for customers relate to product defects of cellular phone handsets sold by DoCoMo, DoCoMo is provided with the similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the customers are different in each contracts, the likelihood of almost all of the performance of these guarantees or indemnifications is remote and amount of payments DoCoMo could be required is not specified in almost all of the contract. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities have been recognized for these obligations as of September 30, 2005.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Fair value of financial instruments:

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 4 and 5, respectively.

Long-term debt, including current portion —

The fair value of long-term debt, including current portion, is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion as of September 30, 2005 and 2004 and March 31, 2005 are as follows:

Millions of yen
September 30,				March 31,
2005		2004		2005
Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
¥931,793	¥942,659	¥963,592	¥972,521	¥948,523	¥956,952

Risk management —

DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. To manage these risks, DoCoMo uses derivative financial instruments such as interest rate swap, a currency swap and foreign exchange forward contracts, and also uses non-derivative financial instruments. The financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties. DoCoMo has and follows internal regulations that set conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts.

In March 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its net investment in AT&T Wireless Services, Inc. (“AT&T Wireless”). This financial instrument was effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this financial instrument, which offset translation gains or losses on the investment in AT&T Wireless, were recorded as a foreign currency translation adjustment in other comprehensive income (loss). During the year ended March 31, 2005, DoCoMo used foreign exchange forward contracts to hedge a portion of its net investment in AT&T Wireless. These derivative financial instruments were effective as hedges against fluctuations in net investment in AT&T Wireless derived from fluctuations of currency exchange rates. On October 26, 2004, as a result of the completion of the AT&T Wireless and Cingular Wireless LLC merger, DoCoMo sold all its AT&T Wireless shares. As the hedged item no longer existed, these hedging instruments for the net investments in a foreign operation were reclassified into earnings for the year ended March 31, 2005, and DoCoMo recorded gains totaling ¥6,468 million as a part of gain on sale of affiliate shares, which was included in other income (expense), in the consolidated statements of income and comprehensive income for the year ended March 31, 2005.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2005, DoCoMo entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. The currency swap is designated as a cash flow hedging instrument and is highly effective as a hedge against fluctuations in currency exchange rates, as it fixes the future cash flows of the bonds in yen. As all the essential terms of the currency swap and the hedged item are identical, there is no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction is recorded as accumulated other comprehensive income. The amount recorded as accumulated other comprehensive income will be reclassified as the gain or loss when the offsetting gain or loss derived from the hedged item is recorded in the consolidated statements of income and comprehensive income. For the year ended March 31, 2005, ¥254 million of loss from currency translation and ¥28 million of interest expense in the consolidated statements of income and comprehensive income were reclassified, and ¥213 million of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of March 31, 2005. For the six months ended September 30, 2005, ¥834 million of loss from currency translation and ¥204 million of interest expense in the consolidated statements of income and comprehensive income were reclassified, and ¥60 million of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of September 30, 2005.

Interest rate swap agreements —

The table below shows the fair value of interest rate swap agreements at September 30, 2005 and 2004 and March 31, 2005:

			Millions of yen
	Weighted average rate		September 30, 2005
Term	Receive floating	Pay fixed	Contract amounts	Fair value
1995-2005	0.4%	3.6%	¥1,000	¥(15)

	Receive fixed	Pay floating	Contract amounts	Fair value
2003-2011	1.5%	0.2%	¥120,000	¥2,089

			Millions of yen
	Weighted average rate		September 30, 2004
Term	Receive floating	Pay fixed	Contract amounts	Fair value
1995-2005	0.1%	3.6%	¥1,000	¥(49)

	Receive fixed	Pay floating	Contract amounts	Fair value
2003-2011	1.5%	0.1%	¥120,000	¥1,899

			Millions of yen
	Weighted average rate		March 31, 2005
Term	Receive floating	Pay fixed	Contract amounts	Fair value
1995-2005	0.5%	3.6%	¥1,000	¥(31)

	Receive fixed	Pay floating	Contract amounts	Fair value
2003-2011	1.5%	0.1%	¥120,000	¥3,556

The interest rate swap agreements have remaining terms to maturity ranging from 3 months to 6 years.

The fair values of interest rate swaps were obtained from counterparty financial institutions and represent the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at the respective dates.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency swap agreement —

The table below shows the contract amounts and fair values of the derivative financial instrument at September 30, 2005 and 2004, and March 31, 2005:

Millions of yen
September 30,				March 31,
2005		2004		2005
Contract amounts	Fair value	Contract amounts	Fair value	Contract amounts	Fair value
¥10,485	¥936	¥—	¥—	¥10,485	¥79

The foreign currency swap agreement has a remaining term to maturity of 2 years and 6 months.

The fair values of a foreign currency swap were obtained from a counterparty financial institution and represent the amounts that DoCoMo could have settled with the counterparty to terminate the swap outstanding at the respective date.

Foreign exchange forward contracts —

DoCoMo had no foreign currency forward contracts at September 30, 2005 and March 31, 2005. The contract amount and the fair value of foreign currency forward contracts at September 30, 2004 was ¥238,594 million and ¥(1,707) million, respectively.

The fair value of foreign currency forward contracts was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparty to terminate the contracts outstanding at the date.

Concentrations of risk —

As of September 30, 2005, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Subsequent event:

Dissolution of capital alliance with KPN Mobile N.V. —

On October 24, 2005, DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPNM”). The i-mode license agreement between DoCoMo and KPNM will be maintained.

Under the agreement, DoCoMo transferred all of its 2.16% holding of KPNM shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPNM. KPN agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know how, for example, and has paid cash of €5 million (¥692 million) to DoCoMo.

As a result of this transaction, DoCoMo expects to record a gain on a sale of investment securities of ¥40,030 million, including a foreign currency translation adjustment, as an other income for the year ending March 31, 2006. DoCoMo also expects to account for the balance between the fair value of the transferred shares and the amount of cash received, approximately ¥14,062 million, which DoCoMo regards as the consideration for the arrangement that will enable DoCoMo to continue the development and expansion of i-mode services, as an operating expense.